UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of December 2024 Commission File Number: 001-36363
TCTM KIDS IT EDUCATION INC.
19/F, Building A, Vanke Times Center No.186 Beiyuan Road, Chaoyang District Beijing, 100102, People's Republic of China Tel: +86 10 6213-5687
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

TCTM Announces Resignation of Chief Financial Officer

TCTM Kids IT Education Inc. (NASDAQ: TCTM) ("TCTM" or the "Company"), a leading provider of IT-focused supplementary STEM education services in China, today announced that Mr. Xiaobo Shao, the chief financial officer (“CFO”) of the Company, has decided to resign from the CFO position for personal reasons, effective December 18, 2024. Mr. Shao’s resignation is not due to any disagreement with the Company. The Company is in discussion with possible candidates for the position, and Mr. Xiaolan Tang, the chief executive officer of the Company, will serve as the acting CFO until a permanent replacement is found.

About TCTM Kids IT Education Inc.

TCTM is a leading provider of IT-focused supplementary STEM education services in China. Through its innovative education platform combining live distance instruction, classroom-based tutoring and online learning modules, TCTM offers IT-focused supplementary STEM education programs, including computer coding and robotics programming courses, etc., targeting students between three and eighteen years of age. Aiming to encourage “code to learn,” TCTM embraces the latest trends in STEM education and technology to develop children's logical thinking and learning abilities while allowing them to discover their interests and potential.

Safe Harbor Statement

This current report contains forward-looking statements made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. TCTM may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including any business outlook and statements about TCTM’s beliefs and expectations, are forward-looking statements. Many factors, risks and uncertainties could cause actual results to differ materially from those in the forward-looking statements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TCTM Kids IT Education Inc.

	By:	/s/ Xiaolan Tang
	Name:	Xiaolan Tang
	Title:	Chief Executive Officer

Date: December 20, 2024